Simon Grant-Rennick
                               4 Creswell Gardens
                             London, England SW5 OBJ
                                November 20, 1996



Sent via facsimile to: (215) 735-8420

James G. Wiles
Ellsworth, Wiles & Chalphin, P.C.
The Fidelity Building
123 South Broad Street, Suite 1812
Philadelphia, PA 19109


     RE:  Stansbury Holdings Corporation

Dear Mr. Wiles:

     I, Simon Grant-Rennick, do hereby resign my position as Director of Stansbury Holdings Corporation, a Utah corporation, effective immediately. I also resign from the "Committee."

     I have not been kept apprised of Board matters and understand that meetings are being held without my participation. While I am listed as a Director on the 10K that was recently filed, I was neither contacted nor requested to review or participate in the information contained in that report. Prior to yesterday, the corporation had not notified me or contacted me for several months despite the fact that meetings were being held and decisions were being made. Yesterday, I was contacted by the Board of Directors and informed that a Directors' meeting was being held. I was not properly notified and the meeting was not properly convened. I was provided with no agenda and no advance opportunity to review the financial records that were being discussed. It was by impression from the meeting that shares of stock were being authorized and issued which I find wholly inappropriate given the lack of notice mentioned above.

     I demand that a copy of this resignation letter be reported in full in an 8-K Report filing by Stansbury to be made as soon as possible to place the general public on notice of my resignation and the reasons therefore.

                                             Sincerely,

                                             /s/ Simon Grant-Rennick
                                             Simon Grant-Rennick